Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar to apply for a NYSE American Stock Exchange Listing

September 21st, 2022	Trading Symbol: Toronto Venture Exchange: GRB US OTC Market: GEBRF

September 21st, 2022 – Newport Beach, CA – Greenbriar Capital Corp. (“Greenbriar or “the Company”) Greenbriar is pleased to announce that it has just been notified by the Company’s US Securities Counsel that the Company is eligible for a listing on the NYSE American Stock Exchange with an initial USD $2.00 share price. The NYSE American listing requirements are found on this following link:

https://www.nyse.com/publicdocs/nyse/listing/NYSE_American_Initial_Listing_Standards.pdf

On August 12, 2022 the US Securities and Exchange Commission completed their full review of Greenbriar's Full Registration Statement and Greenbriar is now a fully reporting US Registered Public Company.  Greenbriar will immediately apply to the NYSE American upon the USD $2.00 price.

About Greenbriar Capital Corp:

Greenbriar is a leading developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF